Exhibit 99.2

Genius Group Ltd. Announces 17.18% Revenue Growth in First Half of 2022 and Expansion of Gross Margin on a Pro Forma Basis to 48.49%

SINGAPORE OCTOBER 19, 2022 (BUSINESSWIRE): Genius Group Limited (“Genius Group” or the “Company”) (NYSE American: GNS), a leading entrepreneur Edtech and education group, today announced its financial results for the first half of 2022.

Financial Highlights From the First Half of 2022

●	H1 2022 revenue growth to $7.44 million, 17.18% growth over H1 2021 and revenue of $16.57 million on a pro forma basis in H1 2022
●	H1 2022 gross margin of 29.97%, compared to 25.85% in H1 2021 and gross margin of 48.49% on a pro forma basis in H1 2022
●	H1 2022 net loss of ($3.50) million and net loss on a pro forma basis of ($2.61) million in H1 2022
●	H1 2022 EBITDA net loss of ($1.96) million compared to EBITDA net loss of ($0.62) million in H1 2021 and EBITDA net loss on a pro forma basis of ($0.95) million in H1 2022
●	Cash and equivalent as of June 30, 2022 of $7.58 million compared to $1.78 million as of December 31, 2021

Roger Hamilton, CEO of Genius Group, commented: “Through the first half of the year, Genius Group has continued to see strong demand, resulting in pro forma margin expansion and significant growth in the number of students visiting our platform. Individuals are increasingly turning to online learning to complement their education and acquire the digital skills required in today’s economy, and this is reflected in our results.”

Operational Highlights

●	The number of students grew to 2.8 million, which represents a 13% growth on an annualized basis. On a pro forma basis, Genius Group had a group user base of 4.2 million (students and users) at the end of H1 2022.
●	The number of paying students grew to 39,124 since December 2021, a 9.44% annualized growth rate. On a pro forma basis, the company had 164,673 paying students and users.
●	The number of partners grew to 10,622 since December 2021, a 7.9% annualized growth rate. On a pro forma basis, partners grew to 12,391 since December 2021.

Other Recent Highlights

●	Appointment of Richard Berman as Audit Committee Chair after he joined the Company’s Board of Directors in January 2022
●	Appointment of Tim Murphy as Director and Head of Compliance Committee on the Board in September 2022
●	Appointment of Erez Simha as Chief Financial Officer to scale the company through both organic and inorganic growth
●	Appointment of Rav Karwal as Chief Revenue Officer to lead revenue, sales, and other go-to-market strategies and ensure exceptional client experiences
●	Acquisition of New Zealand-based Education Angels, a provider of in-home child care services, for US$1.9m
●	Acquisition of South African-based E-Squared Education Enterprises, a full campus with primary, secondary and college education for students in entrepreneurship, for $2.6m
●	Acquisition of U.S.-based University of Antelope Valley, accredited university in California, for $13m
●	Acquisition of U.K.-based Property Investors Network, a provider of property investment education, for $19.1m
●	Acquisition of U.S.-based Revealed Films Inc., media production company that specializes in multi-part documentaries, for US$10m
●	Sold a senior secured convertible note with a principal amount of $18.1m for a purchase price of $17 million

Financial Guidance

We are maintaining our 2022 pro forma adjusted EBITDA guidance at a lower pro forma revenue range.

●	Pro forma annual revenue of $35.0m-$38.0m
●	Pro forma adjusted EBITDA of $0.5m - $1.5m
●	Weighted average share count of 22,458,386
●	Number of students (and users) 4.2m-4.4m

Webcast and Conference Call

Genis Group will host a live webcast to discuss the results today at 8:00 a.m. ET / 8:00 p.m. SGT. The webcast and supplemental information can be accessed on the investor relations section of the Genius Group website at ir.geniusgroup.net. An archive will be available after the conclusion of the live event and will remain available via the same link for 6 months.

Time:	Wednesday, October 19, 2022, at 8:00 a.m. ET / 8:00 p.m. SGT

Webcast:	Go to the Investor Relations section of the Genius Group website to listen and view the slides.

Dial-in:	877-407-0712 (U.S. Toll Free); +1 201-493-6716 (International)

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.2 million in 200 countries, ranging from ages 0 to 100.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Key Business Metrics

We monitor the key business metrics and Non-IFRS financial measures to help us evaluate our business and growth trends, set growth targets and budgets, and measure the effectiveness of our sales and marketing efforts. These key business metrics and Non-IFRS financial measures are presented for supplemental informational purposes only, are not a substitute for IFRS financial measures, and may differ from similarly titled metrics or measures presented by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-IFRS Financial Measures” for detailed descriptions of the measures and metrics.

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus share-based compensation expenses plus bad debt provision.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(In US Dollars)

	As of June 30,	As of December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$7,576,587	$1,784,938
Accounts receivable, net	2,137,771	1,018,003
Other receivables	4,226,476	66,000
Due from related parties	2,025,440	44,245
Inventories	96,181	92,530
Prepaid expenses and other current assets	2,866,462	3,490,446
Total Current Assets	18,928,917	6,496,162
Property and equipment, net	6,753,497	6,776,116
Operating lease right-of-use asset	808,376	1,077,241
Investments at fair value	109,583	29,069
Goodwill	17,156,708	1,320,100
Intangible assets, net	3,509,138	1,394,969
Other non-current assets	13,296,318	501,750
Total Assets	60,562,537	17,595,407
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	1,608,171	1,078,381
Accrued expenses and other current liabilities	3,620,576	2,064,302
Deferred revenue	2,494,753	2,561,912
Operating lease liabilities – current portion	210,809	436,271
Income tax payable	377,190	-
Loans payable – current portion	28,923	65,415
Loans payable – related parties – current portion	532,265	425,551
Convertible debt obligations, current portion	900,974	507,765
Total Current Liabilities	9,773,661	7,139,597
Due to related parties	-	-
Operating lease liabilities – non-current portion	842,056	894,589
Loans payable – non-current portion	1,281,786	85,858
Convertible debt obligations, non-current portion	-	766,245
Deferred tax liability	1,070,157	723,122
Total Liabilities	12,967,660	9,609,411
Commitments and Contingencies Stockholders’ Equity:
Contributed capital	94,026,740	50,924,276
Subscriptions receivable	(1,954,415)	(1,900,857)
Reserves	(34,809,105)	(31,888,638)
Accumulated deficit	(16,523,809)	(13,493,684)
Capital and reserves attributable to owners of Genius Group Ltd	40,739,411	3,641,097
Non controlling interest	6,855,466	4,344,899
Total Stockholders’ Equity	47,594,877	7,985,996
Total Liabilities and Stockholders’ Equity	60,562,537	17,595,407

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US Dollars)

	June 30,	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue	$7,443,230	$6,351,751
Cost of revenue	(5,212,637)	(4,708,872)
Gross profit	2,230,593	1,642,859
Operating (Expenses) Income
General and administrative	(5,249,054)	(3,055,332)
Depreciation and amortization	(178,807)	(81,993)
Other operating income	166,001	67,230
Loss from foreign currency transactions	58,759	(66,187)
Total operating expenses	(5,203,101)	(3,136,282)
Loss from Operations	(2,972,508)	(1,493,423)
(Expense) Income
Interest expense, net	(99,298)	(182,783)
Impairment loss	(480,372)	—
Other income	30,713	—
Total Other Expense	(548,957)	(182,783)
Loss Before Income Tax	(3,521,465)	(1,676,206)
Income Tax Benefit (Expense)	24,238	47,039
Net Loss	(3,497,227)	(1,629,167)
Other comprehensive income:
Foreign currency translation	(69,375)	70,711
Total Comprehensive Loss	(3,566,602)	(1,558,456)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(3,420,929)	(1,530,682)
Non controlling interest	(145,673)	(27,774)
Total Comprehensive Loss	(3,566,602)	(1,558,456)
Weighted-average number of shares outstanding, basic and diluted	17,794,634	16,155,812
Basic and diluted earnings (loss) per share from continuing operations	(0.20)	(0.10)

GENIUS GROUP LIMITED AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	For the Period Ended
	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Cash Flows From Operating Activities
Net loss	$(3,497,227)	$(4,489,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	150,317	293,837
Depreciation and amortization	835,757	1,574,913
Deferred tax liability	—	105,650
Amortization of debt discount	—	140,837
Provision for doubtful debts	—	(39,108)
Amortization of tax liability	(29,679)	—
Impairment loss	480,372	—
Loss on foreign exchange transactions	(58,759)	153,692
Interest expense on lease liabilities	58,026	131,291
Changes in operating assets and liabilities:
Accounts receivable	(480,438)	(30,554)
Other receivable	—	(66,000)
Prepaid expenses and other current assets	(1,840,348)	(1,927,176)
Inventory	(3,651)	20,013
Accounts payable	430,633	256,562
Accrued expenses and other current liabilities	(609,406)	254,080
Deferred revenue	82,841	1,015,200
Deferred tax liability	—	(257,953)
Other non-current liabilities	—	(217,291)
Total adjustments	(984,335)	1,407,993
Net Cash Used In Operating Activities	(4,481,562)	(3,081,205)
Cash Flows From Investing Activities
Purchase of intangible assets	(313,876)	(804,314)
Purchase of equipment	(79,455)	(77,797)
Acquisition of PIN, EA and ESQ	(2,116,456)	—
Deposit on investment in UAV	(6,604,194)	—
Investment at fair value	(80,514)
Net Cash Used In Investing Activities	(9,194,496)	(882,111)
Cash Flows From Financing Activities
Amount due to/from related party	(338,280)	(154,345)
Proceeds from sale of future shares	—	953,087
Proceeds from equity issuances, net of issuance costs	2,605,215	3,127,442
Proceeds from IPO, net	18,060,447	—
Issuance from convertible debt	(147,582)	—
Operating lease liability payments	(306,811)	(758,522)
Proceeds/ (Repayments) of loans payable	(192,465)	(71,967)
Net Cash Provided By Financing Activities	19,680,524	3,095,695
Effect of Exchange Rate Changes on Cash	(212,817)	379,408
Net Increase (Decrease) In Cash	5,791,649	(488,213)
Cash – Beginning of year	1,784,938	2,273,151
Cash – End of period	7,576,587	1,784,938

Pro Forma Financials

Pro forma financials for Genius Group (The full Group including the Group and the all Acquisitions YTD): Unaudited pro forma financials provided for the period ended June 30, 2022, for the full Group, including all acquired companies YTD as if they were operating as one during these periods. The acquisitions included in the table below are Property Investors Network (acquired April 30, 2020), Education Angels (acquired April 30, 2022), E-Square (acquired May 31, 2022), University of Antelope Valley (acquired July 07, 2022) and Revealed Films (acquired October 04, 2022).

Genius Group Pro forma Six Months Ended (USD 000’s)
Summary Income Statement	June 30, 2022
Sales	16,573
Cost of goods sold	(8,536)
Gross profit (Loss)	8,037
Other Operating Income	225
Operating Expenses	(11,086)
Operating profit (Loss)	(2,824)
Other income	783
Other Expense	(588)
Net Income (Loss) Before Tax	(2,630)
Tax Expense	24
Net Income (Loss) After Tax	(2,605)
Other Comprehensive Income	(70)
Total Income (Loss)	(2,675)
Net income per share, basic and diluted	(0.15)
Weighted-average number of shares outstanding, basic and diluted	17,794,634

Genius Group Pro forma Six Months Ended (USD 000’s)
Adjusted EBITDA	June 30, 2022
Net Income (Loss)	(2,605)
Tax Expense	(24)
Interest Expense, net	108
Depreciation and Amortization	938
Goodwill Impairments	480
Stock Based Compensation	150
Adjusted EBITDA	(953)

Genius Group Pro forma Six Months Ended (USD 000’s)
June 30, 2022
Summary Balance Sheet Data:
Total current assets	21,751
Total non-current assets	56,781
Total Assets	78,532
Total current liabilities	12,033
Total non-current liabilities	11,904
Total Liabilities	23,937
Total Shareholders’ Equity	54,595
Total Liabilities and Shareholders’ Equity	78,532

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts:

Ruth Shearman, Senior Account Manager, Adia PR

Email: gns@adiapr.co.uk